UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DPAC TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

248719-106

(Cusip Number)

DPAC Technologies Corp.

5675 Hudson Industrial Parkway

Hudson, Ohio 44236

(800) 553-1170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 248719-106	13D	Page 2 of 10

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Development Capital Ventures, L.P. 54-1953766
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 (See Item 5)
8. Shared Voting Power: 97,644,721 shares of Common Stock (See Item 5)
9. Sole Dispositive Power: 0 (See Item 5)
10. Shared Dispositive Power: 97,644,721 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,644,721 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 51.3 % of Common Stock (See Item 5)
14.	Type of Reporting Person (See Instructions): PN (Limited Partnership); IV (Licensed Small Business Investment Company)

CUSIP No. 248719-106	13D	Page 3 of 10

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): DCC Operating, Inc. 54-1953768
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 (See Item 5)
8. Shared Voting Power: 97,644,721 shares of Common Stock (See Item 5)
9. Sole Dispositive Power: 0 (See Item 5)
10. Shared Dispositive Power: 97,644,721 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,644,721 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 51.3 % of Common Stock (See Item 5)
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 248719-106	13D	Page 4 of 10

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Wayne S. Foren
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 (See Item 5)
8. Shared Voting Power: 97,644,721 shares of Common Stock (See Item 5)
9. Sole Dispositive Power: 0 (See Item 5)
10. Shared Dispositive Power: 97,644,721 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,644,721 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 51.3 % of Common Stock (See Item 5)
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 248719-106	13D	Page 5 of 10

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Donald L. Murfin
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 (See Item 5)
8. Shared Voting Power: 97,644,721 shares of Common Stock (See Item 5)
9. Sole Dispositive Power: 0 (See Item 5)
10. Shared Dispositive Power: 97,644,721 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,644,721 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 51.3 % of Common Stock (See Item 5)
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 248719-106	13D	Page 6 of 10

Item 1.	Security and Issuer

This statement relates to the common stock, no par value per share (the “Common Stock”) of DPAC Technologies Corp. (the “Company”). Each of the persons named in Item 2 below may also be deemed to be the beneficial owner of shares of Common Stock through its ownership of 20,000 shares of the Series A convertible preferred stock, no par value per share (the “Series A Preferred Stock”) of the Company, which is convertible pursuant to its terms into 47,058,824 shares of Common Stock. The terms and conditions of the Series A Preferred Stock are set forth in a Certificate of Determination (the “Certificate”) filed by the Company as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 5, 2008 (the “February 8-K”).

The Company’s principal executive offices are located at 5675 Hudson Industrial Parkway, Hudson, Ohio 44236.

Item 2.	Identity and Background.

(a) Name: This statement is being filed by Development Capital Ventures, L.P., (“DCV”), (2) DCC Operating, Inc., (“DCC Operating”), (3) Wayne S. Foren and (4) Donald L. Murfin (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). DCC Operating is the sole general and managing partner of DCV. Wayne S. Foren and Donald L. Murfin are the only shareholders and directors of DCC Operating, each holding 50% of the outstanding shares of the capital stock of DCC Operating.

(b) and (c) Principal Occupation/Business and Business Address: DCV is a Small Business Investment Company (“SBIC”), licensed by the United States Small Business Administration pursuant to the Small Business Investment Act of 1958, as amended. DCV operates as a venture capital fund and, as a licensed SBIC, DCV makes equity or sub-debt investments in small businesses seeking capital. The principal business of DCC Operating is to serve as the general and managing partner of DCV.

Wayne S. Foren is the President of DCC Operating. Donald L. Murfin is the Executive Vice President of DCC Operating. Ward B. Nickisch is the Vice President, Treasurer & Assistant Secretary of DCC Operating.

Other than Donald L. Murfin, the business address of each of the Reporting Persons is 7500 Iron Bar Lane, Suite 209, Gainesville, VA 20155-3609. The business address of Donald L. Murfin is 1619 Spandril Lane, Fort Mill, SC 29708. The business address of Ward B. Nickisch is 7500 Iron Bar Lane, Suite 209, Gainesville, VA 20155-3609.

(d) Criminal Convictions: During the last five years, neither Ward B. Nickisch nor any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Court or Administrative Proceedings: During the last five years, neither Ward B. Nickisch nor any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship / State of Organization: DCV and DCC Operating are each organized under the laws of the State of Delaware. Wayne S. Foren, Donald L. Murfin and Ward B. Nickisch are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective on January 31, 2008, the Company delivered and became bound by a certain Subscription Agreement (the “Subscription Agreement”) with DCV. Pursuant to the Stock Purchase Agreement, DCV acquired twenty thousand (20,000) shares of Series A Preferred Stock at a price per share of $100, for an aggregate purchase price of $2,000,000 (the “Purchase Price”). DCV paid the Purchase Price with cash from income from investing activities.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is attached as Exhibit 10.12 to the February 8-K and is incorporated by reference herein.

CUSIP No. 248719-106	13D	Page 7 of 10

Item 4.	Purpose of the Transaction

The Reporting Persons, which control the Company, made and entered into the Subscription Agreement for purposes of supporting certain refinancing transactions of the Company reported in the February 8-K and for investment purposes. The Subscription Agreement grants DCV the right to purchase a pro-rata portion of any new securities issued by the Company. The Reporting Persons intend to review from time to time both the Company’s and the Reporting Persons’ business affairs and financial position. Based on such evaluation and review, the Reporting Persons may consider from time to time various strategic alternatives respecting the Company or any of its securities (including the Company’s Common Stock and Series A Preferred Stock) such as the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals respecting the Company or any of its securities (including the Company’s Common Stock and Series A Preferred Stock) and to carry out any of the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the Certificate, copies of which are attached as Exhibits 3.1 and 10.12 to the February 8-K and are incorporated by reference herein.

CUSIP No. 248719-106	13D	Page 8 of 10

Item 5.	Interest in Securities of the Issuer.

(a) Beneficial Ownership

The information set forth, or incorporated by reference, in Items 3 and 4 is incorporated by reference herein. Also incorporated by reference herein are rows 7, 8, 9, 10, 11, 12 and 13 in each of the cover pages of this statement.

As of the date hereof, each of the Reporting Persons beneficially own an aggregate of 97,644,721 shares of the Company’s Common Stock, which includes those shares of Common Stock issuable upon conversion of the Reporting Persons’ shares of the Series A Preferred Stock, each share of which is convertible by its terms into approximately 2,352.941 shares of Common Stock as of the date hereof. This amount represents beneficial ownership of 51.3% of the Company’s Common Stock, based on 92,843,867 shares of the Company’s Common Stock outstanding as of November 14, 2007 and after giving effect to the conversion of the Reporting Persons’ Series A Preferred Stock pursuant to Rule 13d-3(d)(1)(i)(D).

Except as set forth above, the Reporting Persons do not have a right to acquire, within 60 days of the date of the filing of this Schedule 13D, shares of the Company’s Common Stock, including such shares acquired through the exercise of any option, warrant or right to acquire shares of the Company’s Common Stock or through the conversion of any security.

(b) Voting and Dispositive Powers

Rows 7, 8, 9, 10, 11, 12 and 13 in each of the cover pages of this statement are incorporated by reference herein.

Each of the Reporting Persons share with one another both voting power and dispositive power with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by the Reporting Persons.

(c) Transactions in Securities of the Company During the Past Sixty Days

Other than as set forth herein, the Reporting Persons have not made any purchase, sale or any other transaction in the Common Stock or the Series A Preferred Stock of the Company during the sixty (60) days preceding the date of this Schedule 13D.

(d) Dividends and Proceeds

Only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company’s Common Stock and Series A Preferred Stock beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference herein. Also incorporated by reference herein is the information set forth, or incorporated by reference, in Item 1.01 of the Company’s Current Report on Form 8-K filed January 30, 2008.

Except as set forth above, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 248719-106	13D	Page 9 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed February 28, 2006.

Exhibit 2:	Certificate of Determination of DPAC Technologies Corp., incorporated by reference to Exhibit 3.1 of DPAC Technologies Corp.’s Current Report on Form 8-K filed February 5, 2008.

Exhibit 3:	Subscription Agreement, between DPAC Technologies Corp. and Development Capital Ventures, L.P. dated December 17, 2007, incorporated by reference to Exhibit 10.12 of DPAC Technologies Corp.’s Current Report on Form 8-K filed February 5, 2008.

Exhibit 4:	Acknowledgement Agreement, by and among DPAC Technologies Corp., QuaTech, Inc., Fifth Third Bank and Development Capital Ventures dated January 30, 2008, incorporated by reference to Exhibit 10.5 of DPAC Technologies Corp.’s Current Report on Form 8-K filed February 5, 2008.

Exhibit 5:	Co-Sale Agreement, by and among DPAC Technologies Corp., Canal Mezzanine Partners L.P., Development Capital Ventures, L.P., William Roberts, and Steven D. Runkel, dated January 31, 2008., incorporated by reference to Exhibit 10.9 of DPAC Technologies Corp.’s Current Report on Form 8-K filed February 5, 2008.

Exhibit 6:	Acknowledgement Agreement, by and among DPAC Technologies Corp., QuaTech, Inc., Canal Mezzanine Partners L.P. and Development Capital Ventures dated January 31, 2008, incorporated by reference to Exhibit 10.11 of DPAC Technologies Corp.’s Current Report on Form 8-K filed February 5, 2008.

CUSIP No. 248719-106	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2008

DEVELOPMENT CAPITAL VENTURES, L.P.
By:	DCC OPERATING, INC., its General Partner

By:	/s/ Donald L. Murfin
Name:	Donald L. Murfin
Title:	Executive Vice President

DCC OPERATING, INC.

By:	/s/ Donald L. Murfin
Name:	Donald L. Murfin
Title:	Executive Vice President

/s/ Wayne S. Foren
Wayne S. Foren

/s/ Donald L. Murfin
Donald L. Murfin